                                        Filed by Conestoga Enterprises, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
                                        Subject Company: Conestoga
                                        Enterprises, Inc. (Commission File No.:
                                        0-24064)


D&E Communications, Inc./Conestoga Enterprises, Inc. Joint Conference Call Script December 4, 2001

Operator
--------

Ladies and Gentlemen, we thank you for standing by. Welcome to the D&E Communications/ Conestoga Enterprises conference call. At this time, all lines are on the listen-only mode. I would now like to turn the conference over to our host Mr. Garth Sprecher. Please go ahead, sir.

Garth Sprecher
--------------

Thank you. Good afternoon, Ladies and Gentlemen. Welcome to D&E's conference call to discuss our announced combination with Conestoga. My name is Garth Sprecher, Vice President and Secretary of D&E Communications, and I lead the investor relations group for D&E. Thank you for participating in this presentation this afternoon. I hope you have the opportunity to visit our website (www.decommunication.com) to view the presentation we are discussing today.

Please listen carefully as I read the following regarding the use of forward-looking statements. D&E and Conestoga wish to caution readers that forward-looking statements made herein are based on a number of assumptions, estimates and projections. Such statements include, but are not limited to statements concerning the proposed transaction, the combinations expected accretiveness to the D&E's earnings, expected synergies, the transaction's impact on trading activity of D&E stock, D&E's strategy, maintenance of D&E's dividend policy and pro forma financial and other information. These statements are based upon the current beliefs and expectations of D&E's and Conestoga Enterprises' management, and are not guaranteed of future performance and involve risks and uncertainties, including those set forth in reports filed by D&E and Conestoga with the Securities and Exchange Commission, as well as the following: the ability to obtain governmental approvals of the merger in a timely manner; the failure of D&E's and Conestoga Enterprises' stockholders to approve the merger; the risks that the businesses will not be integrated successfully; the risks that the synergies from the merger may not be fully realized or may take longer to realize than expected; and disruption from the merger, making it more difficult to maintain relationships with customers, employees or suppliers. Any significant deviations from the assumptions, estimates and projections contained herein could cause actual results to differ materially from those in the forward-looking statements. Neither D&E nor Conestoga undertake any obligations to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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In addition, investors and security holders are urged to read D&E's Registration
Statement on Form S-4 and the joint proxy statement prospectus, and any other relevant documents relating to the merger transaction described herein when they become available, because they will contain important information. When these and other documents relating to the transaction are filed with the United States Securities and Exchange Commission ("Commission"), investors and security holders may obtain a free copy at the Commission's website at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E Communications, Inc., 124 E.
Main Street, Ephrata, Pennsylvania 17522-0458, attention: Investor Relations, telephone (717) 738-8304. Certain of these documents may also be available on D&E's website at www.decommunications.com when they become available. Read the definitive Registration Statement and joint proxy statement prospectus carefully before making a decision concerning the merger. Thank you.

This afternoon's conference call will be conducted as a listen-only call. Today's call will consist of a brief overview of D&E's operations and growth strategy from Chief Executive Officer, Bill Ruhl; an overview of Conestoga from Bert Kramer, President of Conestoga Enterprises; and an overview of the transaction structure and financials by Tom Morell, D&E's Chief Financial Officer. The management team will also be hosting shareholder town meetings next week in Lewisburg, Reading and Lancaster, Pennsylvania on Thursday, December 13. Further details will be made available shortly. And with that, here's D&E's CEO, Bill Ruhl.

Bill Ruhl
---------

Thank you, Garth. Good afternoon, everyone. I'm excited about the potential of combining these two companies that have been neighbors for almost 100 years. As Garth mentioned, this afternoon's presentation includes an overview of our vision to create a leading rural based wireline integrated communications provider, which we commonly refer to as an ICP, a review of the strategic merits of our announced combination with Conestoga and details regarding the structure of the transaction.

First, let me start with an overview of the Company. D&E was founded in 1911 and enjoys a long history of success. D&E is a leading regionally focused integrated communications provider, providing a full range of services to our customers including incumbent and competitive local telephone service, long distance, Internet services, telephone systems sales and data systems integration. We feel the systems integration business positions D&E ideally to take advantage of the voice and data convergence that is taking place in the industry today.

We recently entered into an agreement to sell our PCS ONE wireless partnership interest to VoiceStream and expect to realize pre-tax proceeds of approximately $75 million, which will be reinvested in our core wireline business. With approximately $20 million invested in this business, we feel we made a nice return in this endeavor. This helps us make the acquisition of Conestoga, which is our first step in advancing our wireline strategy.

We serve eleven counties in southeastern Pennsylvania with an estimated population of 2.5 million. We leverage our ILEC, which is situated in the northern portion of Lancaster County, through our investments in our fiber-optic network, building our broad product

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offering and providing superior customer service to businesses in the neighboring Verizon and Sprint territories on a competitive basis.

D&E has provided superior service to its customers since its founding in 1911. In 1984, D&E successfully deployed one of the first fiber-optic networks built by an independent telephone company. As you can see, we have some international experience; and in 1996, beginning with the first installations of the systems integration business, we focused on expanding our ability to become an integrated communications provider to our customers. Since that time, we have initiated an edge-out strategy, launched our own ISP and participated in the phenomenal growth of wireless.

Strategically, our plan is to position D&E as a leading regional wireline integrated communications provider. First, we made the decision to exit the mobile wireless arena due to the increasing scale needed to remain competitive. Instead, our focus will be on creating a critical mass of customers like the nearly 170,000 that we will have after the merger, offering a full product portfolio to meet the data and voice needs of our customers, continue to provide outstanding service and finally to utilize the valuable network infrastructure of the two companies- all of which will drive shareholder value.

We believe we have a wealth of experience to draw on to accomplish our objectives. Mrs. Sweigart's vision and Mr. Lauman's extensive industry knowledge will continue to lead our company as they have for many years. Our six senior managers average over 35 years of telecom experience. Another point I would like to highlight is Mr. Kramer's prior experience here at D&E, which will be very useful in advancing our integration process as we continue to grow D&E.

We continued to show a strong track record of growth, having increased revenues to an annualized $87 million. Recent EBITDA trends are a result of significant investments in technology and people in connection with growing our competitive service offerings, which include our ISP, CLEC and network businesses. In the most recent quarter, we also experienced several one-time expenses, including our expenses associated with this transaction, the cost of completing the Brownstown building and severance costs. By the way, those who are following, I just completed Slide 10, and I'm now moving to Slide 11.

D&E is a leading ICP currently serving over 80,000 customers in Pennsylvania. Due to our high level of community involvement and dedication to our customers and loyalty to our employees, we benefit from a strong brand name and enjoy long-term relationships with our customers.

For over 50 years, D&E has paid a dividend to its shareholders. We understand the importance of a dividend to shareholders and we fully intend to continue our policy. This transaction with Conestoga will enhance our position to continue growing our footprint and expand the services we offer to our customers. Structuring this transaction with D&E stock and cash will more than double the number of shares available for trading and should also increase the level of our institutional ownership and should also improve the liquidity and trading volumes of our stock.

Now, on to Slide 12. At this point, I would like to turn the call over to Bert Kramer, President of Conestoga Enterprises, who will be joining our Senior Management team with the consummation of our merger. Bert.

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

Bert Kramer
-----------

Thanks, Bill. It's certainly a pleasure to be back with D&E once again. It really doesn't seem like it's been six years since I left D&E. I would like to provide those listening to the call a brief overview of Conestoga Enterprises.

Founded in 1902, Conestoga similarly positioned as a leading regional ICP in Pennsylvania. We offer incumbent and competitive local telephone service, long distance, Internet, telephone equipment and system sales and integration and wireless services. In addition, we provide cable TV to customers in State College, Pennsylvania. Our wireless operations consist of approximately 19,000 PCS subs and serves a footprint with approximately one million in total population.

The next slide show is a territory where our different businesses operate. Our ILEC service territory is made up of 100% digital local exchanges capable of delivering DSL to 97% of our customer base- and we are very proud of that. We also offer CLEC services primarily to businesses and multi-dwelling unit residential customers in five Verizon markets. This map also represents the territory in which we offer ISP, wireless equipment and systems integration businesses.

The next slide show is our financial performance. Our pro forma revenues for year-to-date 2001 annualized are 92.7 million, up from 87 million in 2000 and
87.1 million in 1999. The strength of our ILEC operations have enabled us to continue to grow EBITDA to a year-to-date annualized level of 28.5 million, representing a 40% consolidated EBITDA margin. Speaking for our Board, our management team and our employees, we are pleased to have announced this agreement with D&E. Operating for nearly a century as neighbors, we have a great opportunity to build even greater value for our shareholders, our employees and our customers. With that, I`d like to turn it over to Tom Morell, D&E's Chief Financial Officer.

Tom Morell
----------

Hey, thanks a lot Bert, and again, welcome back.

Bert Kramer
-----------

Thank you.

Tom Morell
----------

And again, for those of you on the call who are following along the slide presentation, if you are fortunate enough to have that in front of you, let me tell you that I am on Slide 17 and at this point just want to take the opportunity to review the Transaction Summary.

As we announced in our press release this morning, the conditional Agreement and Plan of Merger that we signed on November 21st, that became effective with the receipt of notice of termination from NTELOS, and you can refer to the 8K that Conestoga filed on November 27th, which included a copy of that Agreement and Plan of Merger.

The transaction which is valued at $33.00 per Conestoga share will be structured as a cash-election merger, as we stated in our press release, that means the aggregate

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

consideration will be approximately $273 million for the Conestoga equity and $73 million for the assumption of Conestoga's debt.

I want to point out that we have received a fully underwritten commitment from CoBank for a $100 million credit facility to assist in funding the required cash in this transaction and just wanted to point out that this is in addition to the $100 million facility that we closed with CoBank on November 1st of this year.


The D&E stock price collar of $13.00 to $23.00 represents the range within which Conestoga shareholders will receive at least $33.00 per share in value for their Conestoga common stock. Regardless of the price of D&E's stock, Conestoga shareholders who receive cash proceeds, and that's important... the Conestoga shareholders who receive cash proceeds will receive no less than $18.15 per share converted into cash consideration- that being the 55% of the $33.00.

As we stated in the agreement, D&E fully intends to maintain its dividend policy to include the new shareholders of D&E common stock.

This particular transaction is expected to qualify under purchase accounting as a tax-free reorganization. The agreement addresses the circumstances under which this transaction would not qualify for tax-free treatment. If the aggregate consideration to be received by Conestoga's shareholders in D&E common stock is less than 40%, or if a favorable tax opinion can't be attained, the transaction will automatically convert to a taxable structure. For more details on this particular issue, again, you can refer to the Agreement and Plan of Merger that I previously mentioned.

The parties expect to close the transaction following regulatory and shareholder approvals, somewhere around the end of the first quarter of next year- somewhere around March 31st of 2002. We do not expect any significant regulatory or shareholder related obstacles. To that end, I think it is important to point out that voting agreements have been executed by the officers and directors of both D&E and Conestoga, and importantly, as well as the Voting Trust of D&E; and again as this relates to the D&E vote, the aggregate of the officers, directors and the D&E Voting Trust represents approximately 40% of the current outstanding stock of D&E.

Just moving on to the next slide, as we stated, Conestoga shareholders will receive $33.00 per share as long as D&E's weighted average closing price during the price determination period remains between $13.00 and $23.00 per share. Should D&E's average price fall below $13.00 per share, the number of shares to be issued will be fixed at an exchange ratio of 2.5385, and the aggregate value of the stock consideration will be effected. On the other end, should D&E's average price be above $23.00 per share, the number of shares to be issued will be fixed at an exchange ratio of 1.4348, and the value of the stock consideration and the value of the aggregate consideration to be received will increase. Again, for those of you who have the presentation in front of you, I know that's a fairly busy slide that you are looking at, but there is an awful lot of good information on that and you may want to take the time at your leisure to take a further look at that particular slide.

So should the total value of the stock consideration to be paid equate to less than 40% of the aggregate consideration, the transaction will automatically convert to a taxable

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transaction. The average closing price of D&E's stock would have to be below approximately $10.60 for that to occur.

So if D&E's average closing price for 10 consecutive days- trading days- falls below $8.00, the Conestoga Board has the right to terminate the transaction. So that gives you kind of an idea of some of the significant prices of D&E stock that have an impact on this transaction.

Moving on to Slide 19, I now want to provide some further clarification regarding the economics of the transaction and address the valuation multiples being paid for Conestoga. So let's talk about that a little bit. The $33.00 purchase price equates to an equity value of $273.3 million for the common stock of Conestoga. The current debt, minus cash and cash equivalents as of September 30th, and then if you add in the $10 million termination fee paid to NTELOS, that results in a net debt calculation of $77 million.

The resulting enterprise value is $350.3 million, a value of 11.9 times estimated EBITDA for 2001, or if you are looking at access lines, $3,464 per access line.

Key point to think about. We expect to divest Conestoga's wireless operations, so the implied values will be adjusted with the after tax proceeds, decreasing the enterprise value accordingly. So, keep that in mind.

Moving on to Slide 20, again for those who have it in front of you, Conestoga is close geographically and shares similar strategy and vision to that of D&E. As a combined company, we will leverage our adjacent geographic markets to focus on our wireline services and grow revenue while identifying cost synergies. So as a combined company, we'll benefit from increased institutional attention due to an increased float, greater trading volume and greater liquidity- and certainly that is all part of our strategy.

Moving on to Slide 21, together, the mutual vision of becoming a leading regional integrated communications provider- we talked about that a little bit earlier in the presentation- can come to fruition as D&E and Conestoga are able to put together a full product portfolio across an expanded, highly complementary, regional footprint. And again, for those of you who have the presentation in front of you, if a picture ever talked a thousand words, I think Slide 21 says a whole lot and you can certainly see that from the map that's presented on Slide 21.

Moving forward, on a Pro Forma combined basis, we will serve nearly 150,000 ILEC access lines and over 23,000 CLEC lines in central and eastern Pennsylvania. Our ancillary lines of business with equipment and systems integration will continue to serve as the catalyst in reaching business customers, as well as broadening our service offering to residential customers. For those of you who have the presentation in front of you, the chart on page 22, I think provides a real nice summary of those business services; again, in addition to pointing out the ILEC lines that I just mentioned.

Our strong financial position with pro forma year-to-date 2001 annualized revenue of $180 million and year-to-date pro forma annualized EBITDA of $42.7 million- and you can see this presented graphically on Slide 23- that certainly positions us for continued successful growth. We believe that with sustainable and expandable margins, a

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conservatively structured balance sheet, that we can continue to profitably build this company on our core strengths.

Moving on to the last slide, pro forma D&E financials highlight our position as a leading local exchange carrier. Again, this particular slide, if you have it in front of you, really shows the pro forma company and how it compares to some of the peer group that we compare ourselves to. Our combined entities' revenues, EBITDA and customer size will make up one of the largest publicly traded independents and positions us with a base on which we feel we can build and grow this company.

And with that, I certainly appreciate your attention and would like to turn it over now to Garth Sprecher for some closing remarks. So Garth, it is all yours.

Garth Sprecher
--------------

Thank you, Tom. Thank you, Bert. Thank you Bill. Thank you, Ladies and Gentlemen. That concludes our remarks this afternoon. We truly appreciate your interest. You may access a recording of this call as of 9:45 p.m. this evening until 12:00 midnight on the 11th of December by dialing 800-475-6701. Please let me repeat this number. It is 800-475-6701. And when prompted, provide the access code, which is 616344. Thank you, again. End of conference.

                                  ************

D&E and Conestoga anticipate filing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission shortly. Investors and security holders would be able to obtain a free copy of such document when it becomes available at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may also be obtained for free from D&E by directing a request to D&E, 124 East Main Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's website at www.decommunications.com when they become available. THE DEFINITIVE Registration Statement and JOINT PROXY STATEMENT/PROSPECTUS should be read CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER. IN SUCH EVENT, INVESTORS and security holders ARE URGED TO READ D&E's Registration Statement on Form S-4 and the JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above, when they become available, BECAUSE THEY will CONTAIN IMPORTANT INFORMATION.

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